[Mentor Graphics Corporation Letterhead]

December 6, 2001
Board of Directors of IKOS Systems, Inc.
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
c/o Ramon A. Nunez, President and Chief Executive Officer
c/o Gerald S. Casilli, Chairman of the Board of Directors

OFFER TO ACQUIRE IKOS SYSTEMS, INC.

Gentlemen:

Mentor Graphics Corporation ("Mentor Graphics") offers to acquire IKOS Systems, Inc. ("IKOS") at a price of $11.00 per share of IKOS common stock payable in cash.

Summary of Offer. Our offer, which is based on publicly-available information and is not subject to any financing condition, represents a premium of 37% over the Nasdaq closing price of IKOS' stock on December 6, 2001, and 49.5% over the Nasdaq closing price of IKOS' stock on June 29, 2001, the trading day before the transaction with Synopsys, Inc. was announced. Furthermore, our offer represents a premium of 87% over the average Nasdaq closing price of IKOS' stock for the thirty trading days ended December 6, 2001. Our all-cash offer will enable your stockholders to receive the entire premium immediately. This will eliminate the significant risk to your stockholders with respect to the future performance of your business, the EDA industry, the overall stock market or the economy generally that exists under your proposed transaction with Synopsys.

Our offer is not subject to the onerous closing conditions contained in your agreement with Synopsys—conditions that IKOS may well not be able to satisfy in the current environment. For example, at the revenue/backlog and profit rates of your quarter ended September 30, 2001, it is questionable whether Synopsys would even be required to close the transaction, much less pay your stockholders more than the $6.00 per share minimum in August 2002. In contrast, our offer is for $11.00 per share in cash seven months earlier in January 2002.

The acquisition consists of a first-step cash tender offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which IKOS' remaining stockholders would receive the same cash price per share paid in the tender offer.

Background. As you are no doubt aware, Mentor Graphics approached IKOS in April 2001 to indicate its interest in making an offer for Mentor Graphics to acquire IKOS. On several subsequent occasions, Mentor Graphics indicated its continued interest in acquiring IKOS to IKOS and IKOS' financial advisor.

We were therefore disappointed that you chose not to contact us prior to your acceptance of the Synopsys agreement—an agreement which we believe your stockholders will find inadequate. We believe that both your stockholders and the investment community will welcome our superior all-cash offer—an offer which can be consummated very quickly. We further believe that the trading price of IKOS' stock since the announcement of your agreement with Synopsys demonstrates that your stockholders have serious reservations about a transaction with Synopsys.

Superiority of Mentor Graphics Offer. The superiority of the Mentor Graphics offer is easily demonstrated:

Issue	Synopsys Proposal	Mentor Graphics Offer
Certainty of Closing	Highly conditional. There is no certainty this transaction will ever close, exposing IKOS stockholders to risk of termination for more than a year; Synopsys effectively has an "option" to acquire IKOS. Based on an annualization of IKOS' most recent quarterly results, it is questionable whether Synopsys will have any obligation to close the transaction	Minimal standard conditions for an all-cash tender offer with no financing condition; no need to wait until late summer 2002 to find out whether the transaction is actually completed.
Price	Unknown at this time, subject to a complicated formula; based on an annualization of IKOS' most recent quarterly results, IKOS stockholders may not even receive $6.00 per share.	$11.00 per share (in cash). Our price is not subject to IKOS' financial performance and represents a premium of 49.5% over the Nasdaq closing price on June 20, 2001, 37% over the Nasdaq closing price on December 6, 2001, and 87% over the average Nasdaq closing price of IKOS' stock for the thirty trading days ended December 6, 2001.
Payment of Consideration	In Synopsys stock in August 2002; subject to subsequent risk of Synopsys stock performance.	In cash promptly following consummation of our tender offer; no risk as to stock performance and no financing condition.
Closing Date	Estimated to occur in August 2002, over 12 months from announcement and at least eight months from now. In the Synopsys transaction, IKOS is in an uncertain state of limbo for over a year from the date of announcement.	As early as 20 business days after launch of tender offer, could be by early-January 2002, seven months before the earliest anticipated closing date for the Synopsys transaction.

Action by IKOS Board. Our offer is vastly superior to the agreement with Synopsys. We are prepared to move expeditiously to consummate the offer. In accordance with your fiduciary duties to IKOS' stockholders and pursuant to your existing rights under Section 5.2 of your agreement with Synopsys, we expect you to afford us prompt access to information concerning IKOS so that we can operate on a level playing field with Synopsys. Following satisfactory completion of confirmatory due diligence, we would expect to enter into definitive documentation for the transaction and consummate the transaction as soon as possible thereafter.

We would strongly prefer to work with you toward the consummation of a negotiated transaction that is in the best interests of your stockholders. Accordingly, we stand ready to meet with you at the earliest possible time. Please contact me to arrange a meeting.

Very truly yours,

/s/ GREGORY K. HINCKLEY

Mentor Graphics Corporation
by Gregory K. Hinckley,
President and Chief Operating Officer